

APPALACHIAN BANCSHARES INC.

2003 ANNUAL REPORT

APPALACHIAN
BANCSHARES
INC.

STRIVING *to be the* BEST COMMUNITY BANK PROVIDING QUALITY COMPREHENSIVE FINANCIAL SERVICES *in a* SECURE *and* TRUSTWORTHY MANNER *for the* BENEFIT *of* CUSTOMERS, STAFF, *and* SHAREHOLDERS.

LETTER *from the* PRESIDENT

Dear Shareholder,

Remember Grandmother's Sunday dinners? She always seemed to have a special dish that no one else in the family could duplicate. Her 'receipts' were simple: a dash of this, a smidgen of that, and a pinch of the other. Grandmother's success as a homemaker came through "hands-on" guidance from her own mother, coupled with years of experience on what worked and what didn't.

Our "Recipe for Success" in the business world is not unlike Grandmother's "recipes", except that in today's environment we tend to write the details down in order to track our successes or failures. The people of Appalachian Bancshares, Inc. have learned, like Grandmother, through years of training and experience that our banks must contain basic ingredients combined in a special manner.



- Caring people our customer can trust.
- Value for every dollar.
- Simple and convenient services.

These elements are an important part of our company's goal:

Striving to be the best community bank - providing quality, comprehensive financial services in a secure and trustworthy manner for the benefit of customers, staff, and shareholders.

Fiscal 2003 was another year of record earnings. The Company's net earnings were $3,086,580 for the year ended December 31, 2003 compared to $2,668,008 for the year ended December 31, 2002, an increase of $418,572 or 15.7%. Basic earnings per share were $0.86 and $0.81 for the years ended December 31, 2003 and December 31, 2002, respectively.

All areas of our banks' operations continue to expand. We have come a long way from our first organizational meeting on September 7, 1993. Each year has brought new opportunities for growth and service. We are excited about our new banking facility and community room for our Blue Ridge customers that is expected to be operational by mid 2004.

The management team is appreciative of the dedication of the people of Appalachian Bancshares, Inc. as they achieved another successful year. We have the key ingredients, our customers and shareholders as well as exceptional talent throughout the company, that will take us where we need to go in 2004 and the future.

As always, thank you for your continued support as a shareholder, without you we would be missing the "Key Ingredient". Please know that you are encouraged to contact us any time you have questions regarding your investment.

Tracy Newton
President & CEO

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENT *of* OPERATION DATA

(Dollars in thousands except per share data and ratios)

	2003	2002
Interest Income	$ 22,996	$ 22,892
Interest Expense	8,257	11,425
Net Interest Income	14,739	11,467
Provision for Loan Losses	1,465	1,028
Noninterest Income	2,797	2,937
Noninterest Expense	11,732	9,702
Income Tax Expense	1,253	1,006
Net Income	3,086	2,668

PER SHARE DATA

	2003	2002
Net Income – Basic	$ 0.86	$ 0.81
Net Income – Diluted	0.81	0.76
Cash Dividends	0.00	0.00
Shareholders' Equity (Book Value) at Period End	8.50	7.45

CONSOLIDATED BALANCE SHEET DATA

	2003	2002
Net Loans	$ 328,697	$ 294,825
Deposits	332,919	316,283
Average Equity	28,447	22,454
Average Assets	393,553	354,164
Total Assets	409,617	384,024

RATIOS

	2003	2002
Return on Average Assets	0.78%	0.75%
Return on Average Equity	10.85	11.88

TOTAL ASSETS
(in thousands)


$
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
1998
1999
2000
2001
2002
2003

INCOME
(in thousands)


$
3,500
3,000
2,500
2,000
1,500
1,000
500
1998
1999
2000
2001
2002
2003

DEPOSITS
(in thousands)


$
350,000
300,000
250,000
200,000
150,000
100,000
50,000
1998
1999
2000
2001
2002
2003

LOANS
(in thousands)


$
350,000
300,000
250,000
200,000
150,000
100,000
50,000
1998
1999
2000
2001
2002
2003

SHAREHOLDERS' EQUITY
(in thousands)


$
35,000
30,000
25,000
20,000
15,000
10,000
5,000
1998
1999
2000
2001
2002
2003

APPALACHIAN
BANCSHARES
INC.

CONSOLIDATED STATEMENTS *of* FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 6,530,984	$ 14,701,857
Interest-bearing deposits with other banks	273,841	8,398,840
Federal funds sold	586,000	7,756,000
Cash and Cash Equivalents	7,390,825	30,856,697
Securities available-for-sale	55,363,327	40,374,902
Loans, net of unearned income	332,306,446	298,063,055
Allowance for loan losses	(3,609,794)	(3,237,898)
Net Loans	328,696,652	294,825,157
Premises and equipment, net	9,161,652	8,771,352
Accrued interest	2,289,994	2,240,920
Cash surrender value on life insurance	2,592,416	2,483,243
Intangibles, net	2,157,433	2,081,264
Other assets	1,965,179	2,390,550
Total Assets	$ 409,617,478	$ 384,024,085
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 23,795,787	$ 21,897,058
Interest-bearing	309,123,161	294,385,698
Total Deposits	332,918,948	316,282,756
Short-term borrowings	7,085,992	5,928,624
Accrued interest	670,614	976,156
Long-term debt	30,692,858	34,735,714
Subordinated long-term capital notes	6,186,000	—
Other liabilities	980,713	481,546
Total Liabilities	378,535,125	358,404,796
Shareholders' Equity		
Preferred stock, 20,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,734,686 shares issued in 2003 and 3,639,821 shares issued in 2002	37,347	36,398
Paid-in capital	22,727,208	21,115,556
Retained earnings	8,588,160	5,805,986
Accumulated other comprehensive income: net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	429,434	449,050
Treasury stock, 75,973 and 200,553 shares at cost	(699,796)	(1,787,701)
Total Shareholders' Equity	31,082,353	25,619,289
Total Liabilities and Shareholders' Equity	$ 409,617,478	$ 384,024,085

CONSOLIDATED STATEMENTS *of* INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income			
Interest and fees on loans	$ 21,163,875	$ 20,363,641	$ 21,238,058
Interest on investment securities:			
Taxable securities	1,058,688	1,646,592	1,743,440
Nontaxable securities	706,115	790,127	536,689
Interest on deposits in other banks	30,224	13,039	4,891
Interest on federal funds sold	37,362	78,941	366,870
Total Interest Income	22,996,264	22,892,340	23,889,948
Interest Expense			
Interest on deposits	6,959,433	9,352,768	11,294,581
Interest on federal funds purchased and securities sold under agreements to repurchase	82,722	76,968	100,124
Interest on long-term debt	1,129,209	1,995,652	2,280,122
Interest on Subordinated Debentures	85,200	—	—
Total Interest Expense	8,256,564	11,425,388	13,674,827
Net Interest Income	14,739,700	11,466,952	10,215,121
Provision for loan losses	1,465,000	1,028,000	1,294,500
Net Interest Income After Provision For Loan Losses	13,274,700	10,438,952	8,920,621
Noninterest Income			
Customer service fees	844,669	1,058,298	661,715
Insurance commissions	61,824	77,987	60,665
Mortgage origination fees	1,276,787	1,049,443	1,063,157
Other operating income	630,878	465,891	478,915
Investment securities gains (losses)	(16,978)	285,525	146,976
Total Noninterest Income	2,797,180	2,937,144	2,411,428
Noninterest Expenses			
Salaries and employee benefits	5,645,790	4,854,905	3,836,933
Occupancy expense	980,704	615,826	511,810
Furniture and equipment expense	631,235	921,571	457,306
Other operating expenses	4,474,256	3,309,846	3,025,314
Total Noninterest Expenses	11,731,985	9,702,148	7,831,363
Income before income taxes	4,339,895	3,673,948	3,500,686
Income tax expense	1,253,315	1,005,940	962,588
Net Income	$ 3,086,580	$ 2,668,008	$ 2,538,098
Earnings Per Common Share			
Basic	$ 0.86	$ 0.81	$ 0.81
Diluted	0.81	0.76	0.75
Cash Dividends Declared Per Common Share	0.00	0.00	0.00
Weighted Average Shares Outstanding			
Basic	3,609,728	3,277,787	3,145,651
Diluted	3,809,625	3,508,019	3,389,404

CONSOLIDATED STATEMENTS *of* SHAREHOLDERS EQUITY

Years Ended December 31, 2003, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2000	$ 31,102	$14,606,889	$ 5,289,795	$ (3,094)	$(2,255,205)	$ 17,669,487
Retroactive effect of 10% stock dividend	2,882	4,319,623	(4,322,505)	—	—	—
Net income 2001	—	—	2,538,098	—	—	2,538,098
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $31,379	—	—	—	63,916	—	63,916
Comprehensive income	—	—	—	—	—	2,602,014
Proceeds from sale of common stock to 401(k) plan	206	287,102	—	—	—	287,308
Proceeds from exercise of options	39	32,342	—	—	—	32,381
Balance at December 31, 2001	34,229	19,245,956	3,505,388	60,822	(2,255,205)	20,591,190
Retroactive effect of 10% stock dividend	244	367,166	(367,410)	—	—	—
Net income 2002	—	—	2,668,008	—	—	2,668,008
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $199,997	—	—	—	388,228	—	388,228
Comprehensive income	—	—	—	—	—	3,056,236
Proceeds from sale of common stock to 401(k) plan	117	163,543	—	—	—	163,660
Proceeds from exercise of options	1,808	1,019,690	—	—	—	1,021,498
Proceeds from issuance of treasury stock	—	319,201	—	—	467,504	786,705
Balance at December 31, 2002	**36,398**	**21,115,556**	**5,805,986**	**449,050**	**(1,787,701)**	**25,619,289**
Retroactive effect of 10% stock dividend	**202**	**302,273**	**(304,406)**	**—**	**—**	**(1,931)**
Net income 2003	**—**	**—**	**3,086,580**	**—**	**—**	**3,086,580**
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of ($10,107)	**—**	**—**	**—**	**(19,616)**	**—**	**(19,616)**
Comprehensive income	**—**	**—**	**—**	**—**	**—**	**3,066,964**
Effect of exercise and issuance of stock options	**747**	**528,583**	**—**	**—**	**—**	**529,330**
Proceeds from issuance of treasury stock	**—**	**780,796**	**—**	**—**	**1,142,805**	**1,923,601**
Acquisition of treasury stock	**—**	**—**	**—**	**—**	**(54,900)**	**(54,900)**
Balance at December 31, 2003	**$ 37,347**	**$22,727,208**	**$ 8,588,160**	**$ 429,434**	**$ (699,796)**	**$ 31,082,353**

CONSOLIDATED STATEMENTS *of* CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating Activities			
Net income	$ 3,086,580	$ 2,668,008	$ 2,538,098
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion, net	1,312,067	1,171,023	861,950
Provision for loan losses	1,465,000	1,028,000	1,294,500
Deferred tax benefit	(20,000)	(49,000)	(181,725)
Realized security (gains) losses, net	16,978	(285,525)	(146,976)
Loss on disposition of other real estate	42,143	40,757	47,124
Increase in cash surrender value on life insurance	(109,173)	(113,377)	(114,510)
(Increase) decrease in accrued interest receivable	(49,074)	258,072	(44,913)
Decrease in accrued interest payable	(305,542)	(290,790)	(94,950)
Other, net	694,584	(51,421)	183,274
Net Cash Provided By Operating Activities	6,133,563	4,375,747	4,341,872
Investing Activities			
Proceeds from sales of premises and equipment	27,746	—	—
Proceeds from sales of securities available-for-sale	5,368,830	12,597,325	7,777,064
Proceeds from maturity, calls and paydown of securities available-for-sale	23,121,518	34,322,603	19,540,135
Purchase of securities available-for-sale	(43,960,542)	(37,442,014)	(44,027,017)
Net increase in loans to customers	(36,321,605)	(49,462,737)	(37,068,598)
Capital expenditures, net	(1,211,594)	(2,605,882)	(878,572)
Proceeds from disposition of foreclosed real estate	1,248,201	236,615	42,715
Net Cash Used In Investing Activities	(51,727,446)	(42,354,090)	(54,614,273)
Financing Activities			
Net increase in demand deposits, NOW accounts, and savings accounts	2,458,008	45,209,010	17,041,106
Net increase in certificates of deposit	14,178,184	7,045,739	32,818,078
Net increase in short-term borrowings	1,157,368	2,263,925	819,344
Issuance of long-term debt	33,736,000	23,000,000	—
Repayment of long-term debt	(31,592,858)	(17,917,857)	(4,884,524)
Issuance of common stock	302,800	889,260	319,689
Sale of treasury stock	1,923,601	786,705	—
Purchase of treasury stock	(54,900)	—	—
Compensation associated with issuance of stock options	21,739	—	—
Cash in lieu of fractional shares on stock dividend	(1,931)	—	—
Net Cash Provided By Financing Activities	22,128,011	61,276,782	46,113,693
Net Increase (Decrease) in Cash and Cash Equivalents	(23,465,872)	23,298,439	(4,158,708)
Cash and Cash Equivalents at Beginning of Year	30,856,697	7,558,258	11,716,966
Cash and Cash Equivalents at End of Year	$ 7,390,825	$ 30,856,697	$ 7,558,258

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands except per share data and ratios)				
Earnings Summary					
Interest income	$ 22,996	$ 22,892	$ 23,890	$ 21,970	$ 16,139
Interest expense	8,257	11,425	13,675	13,325	9,139
Net interest income	14,739	11,467	10,215	8,645	7,000
Provision for loan losses	1,465	1,028	1,294	922	880
Noninterest income	2,797	2,937	2,411	1,159	845
Noninterest expense	11,732	9,702	7,831	6,381	5,561
Income tax expense	1,253	1,006	963	872	139
Net income	3,086	2,668	2,538	1,629	1,265
Per Share Data					
(Retroactively adjusted to give effect to stock splits/dividends)					
Net income - basic	$ 0.86	$ 0.81	$ 0.81	$ 0.54	$ 0.44
Net income - diluted	0.81	0.76	0.75	0.50	0.40
Cash dividends declared per common share	0.00	0.00	0.00	0.00	0.00
Selected Period End Balances					
Total assets	409,617	384,024	319,679	270,943	223,315
Loans	332,307	298,063	250,569	214,124	169,106
Securities	55,363	40,375	49,394	32,541	28,536
Earning assets	388,530	354,593	303,923	253,263	207,501
Deposits	332,919	316,283	264,028	214,169	186,730
Long-term borrowings	36,879	34,736	29,654	34,539	16,964
Shareholders' equity	31,082	25,619	20,591	17,669	12,421
Shares outstanding	3,659	3,439	3,170	3,143	1,480
Selected Average Balances					
Total assets	393,553	354,164	299,167	259,799	203,703
Loans	316,605	276,733	234,031	204,436	150,691
Securities	49,951	50,933	40,462	34,393	33,192
Earning assets	370,654	333,777	280,884	243,038	191,540
Deposits	320,833	290,961	241,933	206,787	175,025
Long-term borrowings	35,782	34,017	33,028	29,024	12,798
Shareholders' equity	28,447	22,454	19,821	15,045	11,950
Shares outstanding - basic	3,610	3,278	3,146	3,031	2,917
Ratios					
Return on average assets	0.78%	0.75%	0.85%	0.63%	0.62%
Return on average equity	10.85	11.88	12.80	10.83	10.59
Net interest spread	3.90	3.32	3.75	3.39	3.52
Total capital	11.55	8.59	8.32	8.25	7.41
Tier 1 capital	10.46	7.54	7.16	7.22	6.34
Leverage ratio	8.58	6.07	5.87	5.72	5.22
Average equity to average assets	7.23	6.34	6.63	5.79	5.87

LETTER *from the* CHAIRMAN

Dear Friends,

There is only one constant in the banking industry today and that is change. There is no exact recipe for success in determining the 'when and what' of change. However, we must be willing to seek new opportunities, evaluate the effect on the Company, and embrace change in a positive manner.

Appalachian Bancshares, Inc. is fortunate to be located in growing, vibrant markets. This ingredient for success is one that we do not have ultimate control over, but we are grateful for it. Another important ingredient for success – our reputation as a quality community bank - is one tha re consistently fine-tuning.



As with any recipe, you have a good idea of what the end product should look like. There are basic ingredients that are required to achieve success. Like sugar and flour, our products and services may look and sound like others found in the market place. However, the art of properly mixing the basic components make the difference. Our mixture of People Performing a Perfect Process for Profit is an art, the same as the subjective judgment used by a master chef. Before opening our doors on a daily basis, we check our ingredients and our mixture to get that "Culinary Delight", Community Banking.

People

Do we have the right staff person for this product/service?

Performing

Is this product/service needed or useful for our customer?
Is this product/service beneficial for our shareholder?

Perfect

Can this product/service be made as perfect as possible by being customized to the specific needs of our customer?

Process

Is the product/service simple and convenient for our customer?
Is the product/service cost effective for the customer and shareholder?
Are processing modifications required by our staff?

Profit

Is the return on shareholder's investment foremost in everyone's mind?

As a Shareholder, please know that we are constantly about the business of enhancing the value of your investment. We appreciate your continued support and as always welcome your feedback.

Ronald Knight

Ronald Knight
Chairman

Our LEADERSHIP

EXECUTIVE OFFICERS



Tracy R. Newton
President & CEO

Virginia Cochran
Executive Vice President & CCO

Darren Cantlay
Executive Vice President & CFO

Alan May
Executive Vice President

Our LEADERSHIP

SENIOR MANAGEMENT COMMITTEE

Kyle Ray
VP, Public Relations & Business Development Officer

Marty Godfrey
SVP, ACB Blairsville

Kenneth Castle
President, ACB Blairsville

David Boulware
SVP, Chief Credit Analyst

Patrick Skinner
SVP, Chief Risk Manager

Virginia Cochran
EVP & CCO



Darren Cantlay
EVP & CFO

Kenneth Brown
Director of Human Resources

Tracy R. Newton
President & CEO

Alan May
President, Gilmer County Bank

Ruth Jordan
President, ACB Blue Ridge

Our LEADERSHIP

GILMER, FANNIN & UNION COMMUNITY DIRECTORS



FRONT *(left to right)*: Kenneth Warren, Alan May, Dorothy Logan, Frank Jones, Ruth Jordan, Myron Turner, Melissa Lillard
BACK: Wally Stover, John Harrison, Charles Edmondson, Gary Davenport, Jim Sisson, Kenneth Castle

BOARD *of* DIRECTORS

J. Ronald Knight, President/Co-Owner
Twin City Motors, Inc.
Chairman, Board of Directors

Tracy R. Newton, President & CEO
Appalachian Bancshares, Inc.
Appalachian Community Bank

Alan S. Dover, CEO/Owner
A.S. Dover Construction, Inc.
A.S. Dover Properties, Inc.
A.S. Dover Development, Inc.

Roger E. Futch, EVP/COO
ETC Communications, Inc.

Joseph C. Hensley, VP
A.S. Dover Construction, Inc.
A.S. Dover Properties, Inc.
A.S. Dover Development, Inc.

Frank E. Jones, Minister
Ellijay Church of Christ

Charles A. Edmondson, Agent
State Farm Insurance

P. Joe Sisson, President/CEO/Co-Owner
Sisson Corporation

Kenneth D. Warren, President/CEO/Owner
Warren's Auto Sales, Inc.

OFFICERS

Tracy R. Newton, President & CEO
Alan R. May, Executive Vice President
Virginia C. Cochran, Executive Vice President & CCO
Darren M. Cantlay, Executive Vice President & CFO



APPALA

BANCS

IN



.CHIAN

HARES

C





Appalachian Bancshares, Inc. is a bank holding company headquartered in Ellijay, Georgia. Its wholly-owned subsidiary, Appalachian Community Bank, has banking offices in Ellijay, East Ellijay, Blue Ridge, and Blairsville, Georgia. Appalachian Community Bank operates under the trade name Gilmer County Bank in Ellijay and East Ellijay, Georgia. The banks provide a full range of financial services to individuals and small to medium-sized businesses.

Appalachian Community Bank draws most of their customer deposits and conducts most of their lending transactions from and within a primary service area in North Georgia encompassing Gilmer, Fannin, Union, and Towns counties.

Bank Locations

Gilmer County Bank Main Office
829 Industrial Blvd.
Ellijay, Georgia 30540
(706)276-8000

Gilmer County Bank Express Office
Hwy. 515 & Craig Street
East Ellijay, Georgia 30539
(706)276-8016

Appalachian Community Bank of Blue Ridge
Hwy. 515 & Scenic Drive
Blue Ridge, Georgia 30513
(706)258-4000

Appalachian Community Bank of Blairsville
236 Hwy. 515
Blairsville, Georgia 30512
(706)745-5571

Corporate Information

Corporate Headquarters
Appalachian Bancshares, Inc.
829 Industrial Boulevard
P. O. Box G
Ellijay, Georgia 30540-0001

General Counsel
Smith, Gambrell & Russell, LLP
Atlanta, Georgia

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Crawford, NJ 07016-3527
(800) 368-5498

Contact for Shareholder Information
Alan May
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540
(706) 276-8000

Independent Auditors
Schauer, Taylor, Cox, Vise & Morgan, PC
Birmingham, Alabama


Recipes
for Success

[redacted]

Recipes for Success

Carrie Woody

Mini Cinnamon Rolls

EMPLOYEE SINCE: *April 8, 2002*

BRANCH: *Ellijay Express*

TITLE: *Administrative Assistant*

FAVORITE MOVIE: *Joe Versus The Volcano*

FAVORITE SONG: *Lean On Me*

FAVORITE "SUCCESS" QUOTE:

"It's not easy being green;

Having to spend each day the color of the leaves,

But green can be big like an ocean, or important like

a mountain, or tall like a tree."

-Kermit the Frog


Gilmer
County Bank

Mini Cinnamon Rolls

Ingredients:

1 can biscuits
2 tablespoons melted margerine
Cinnamon sugar
1 cup powdered sugar
Water

Directions:

- Preheat oven to 400°
- Dip biscuits in flour
- Flatten out with hands or roll will glass cup.
- Spread with melted butter
- Sprinkle with cinnamon sugar
- Roll up
- Cut in half
- Place on baking sheet
- Bake at 400° until light brown

*Drizzle with mixture of 1 tablespoon melted margerine, powdered sugar and enough water for thin consistency.

Regina Todd

Beef Lombardi

EMPLOYEE SINCE: *September, 1996*

BRANCH: *Ellijay Main*

TITLE: *Executive Secretary*

FAVORITE MOVIE: *Remember The Titans*

FAVORITE SONG: *Through It All*

FAVORITE "SUCCESS" QUOTE:

"I can do all things through Christ

who strengthens me."



"Beef Lombardi"

Ingredients:

1 - lb ground beef
1 - 14½ oz diced tomatoes
1 - 10 oz diced tomatoes w/ green chilies
2 - tsp Sugar
2 tsp Salt
½ tsp pepper
1 - 6 oz tomato paste
1 - bay leaf
1 - 6 oz Egg Noodles
½ cup onion or green onions
1 - cup Sour Cream
3 - cups Shredded mixed Cheese (your choice)

Directions:

Brown ground beef. Drain.
Add tomatoes, Sugar, Salt + pepper, tomato paste + bay leaf. Simmer 30 min
Cook Egg Noodles per package directions.
Combine Egg noodles (cooked), onions + Sour Cream. Stir well.
Place noodles mixture in a greased 13 x 9 baking dish. Top with beef mixture and sprinkle cheese on top. Cover dish and bake @ 350° for 35 minutes. Bake uncovered 5 minutes.

Georgia Brunswick Stew

1 Large chicken cut up
1.5 lbs ground chuck
1 lb lean ground pork
1 quart canned tomatoes, chopped and drained
1 4 oz can tomato paste
2 cans cream style corn
2 onion minced fine, 1 onion quartered
2 cloves of garlic minced fine
1 Rib of celery
1 Carrot
1/2 cup Ketchup
1/2 cup vinegar
A few squirts of Worcestershire
1 Tbs Frank's Red Hot Sauce
2 tsp salt
2 tsp black pepper

Place chicken in heavy pot and cover with water
Add celery (broken up), carrot, quartered onion,
1 tsp salt and 1 tsp pepper. Bring to a boil,
lower heat and simmer 30-45 min. Drain
stock and reserve. Discard vegetables and
degrease the stock. Debone and skin chicker
and shred into a bowl. Brown beef and pork in
heavy pot, drain fat from meat. Add all
ingredients except cook chicken and corn. Add
reserved chicken broth to desired consistency.
Bring to a boil, lower heat and simmer for 2 hr
Add chicken meat cook 30 more minutes. Add
corn and cook another 30 minutes. Make 10 quar

LINDA BURNETTE

Spinach Maria

EMPLOYEE SINCE: *October 2003*

BRANCH: *Ellijay Main*

TITLE: *Merchant Credit Card Manager*

FAVORITE MOVIE: *Pure Country*

FAVORITE SONG: *Love Of My Life*

FAVORITE "SUCCESS" QUOTE:

"Life is an ever-shifting

kaleidoscope – a slight change,

And all patterns alter."





Linda Burnette

Spinach Maria



EMPLOYEE SINCE: *October 2003*

BRANCH: *Ellijay Main*

TITLE: *Merchant Credit Card Manager*

FAVORITE MOVIE: *Pure Country*

FAVORITE SONG: *Love Of My Life*

FAVORITE "SUCCESS" QUOTE:

"Life is an ever-shifting

kaleidoscope – a slight change,

And all patterns alter."

Spinach Maria

5 10 oz pkg. frozen Chopped Spinach - thawed

4 1/2 cup milk	5 T melted butter
1 tsp dry mustard	6T flour
1 tsp granulated garlic	8 oz cubed Velvetta cheese
1 3/4 tsp crushed red pepper	8 oz cubed Cheddar cheese
1/2 med onion finely chopped	4 oz cubed Monterey Jack Cheese
	1 1/2 cup grated Monterey Jack

Thaw spinach, squeeze out excess water. Heat milk in 4 qt sauce pan on medium heat just below boiling (190°). Reduce to simmer. Saute' onion in 1 T butter with flour in small saute' pan. Mix until completely blended. Cook on low heat for 3 to 4 minutes to make roux. Add roux to milk in saucepan and mix well. Cook until sauce thickens. Add cubed Velvetta, Cheddar and Monterey Jack to roux in sauce pan. Continue to mix until all cheese is melted. Remove from heat. Allow to cool 15 minutes. Add drained spinach to cheese sauce, mix well. Spoon into 11 X 9 casserole. Top with grated Monterey Jack. Bake 15 minutes at 350°.

Linda Burnette

Glenda Dalrymple

White Chocolate Pound Cake

EMPLOYEE SINCE: *January 30, 1995*

BRANCH: *Ellijay Express*

TITLE: *Vice President, Branch Manager*

FAVORITE MOVIE: *Driving Miss Daisy*

FAVORITE SONG: *Amazing Grace*

FAVORITE "SUCCESS" QUOTE:

"The difference between ordinary and extra-ordinary is that little extra."



White Chocolate Pound Cake

8 squares (1 oz ea) white baking chocolate
1 cup butter (no substitutes), softened
2 cups plus 2 Tablespoons sugar, divided
5 eggs
2 teaspoons vanilla extract
1/2 teaspoon almond extract
3 cups all-purpose flour
1 teaspoon baking powder
1/2 teaspoon salt
1/4 teaspoon baking soda
1 cup (8 oz.) sour cream

Glaze:
4 squares (1 oz. ea) semisweet baking chocolate, melted
4 squares (1 oz. ea) white baking chocolate, melted
Whole fresh strawberries, optional

Chop 4 squares of white chocolate and melt the other 4; set both aside. Cream butter + 2 cups sugar until light & fluffy, about 5 minutes. Add eggs, one at a time, beating well after each addition. Stir in extracts & melted chocolate. Combine flour, baking powder, salt & baking soda; add to the creamed mixture alternately with sour cream. Beat just until combined. Grease a 10-inch fluted tube pan. Sprinkle with remaining sugar. Pour a third of the batter into the pan. Sprinkle with half of the chopped chocolate. Repeat. Pour remaining batter on top. Bake at 350° for 55-60 minutes or until a toothpick inserted near the center comes out clean. Cool for 10 minutes; remove from pan to a wire rack to cool completely. Drizzle semisweet and white chocolate over cake. Garnish with strawberries if desired.

Yield: 16 servings

JANET BAILEY

Squash & Tomato Casserole

EMPLOYEE SINCE: *July, 1996*

BRANCH: *Ellijay Main*

TITLE: *Assistant Vice President, Consumer Lending*

FAVORITE MOVIE: *Titanic*

FAVORITE SONG: *Alabaster Box*

FAVORITE "SUCCESS" QUOTE:

"We cannot direct the wind,

but we can adjust the sails."


Gilmer

Squash + Tomato Casserole

1 1/2 pound Squash sliced
1 Onion (optional)
1/2 cup of Herb Dressing Mix
1/2 cup of Melted Butter
4 Tomatoes Sliced or Cubed
Salt + Pepper to Taste
1/2 cup of Grated Cheese

In a greased Baking dish layer the squash, tomatoes, and onion. Salt + Pepper to taste. Top with a mixture of the Dressing mix and cheese, Pour melted Butter over the Dressing mix. Cover and Bake at 350° for approximately 45 minutes.

KEN BROWN

Cathy's Baked Beans

EMPLOYEE SINCE: *April, 2002*

BRANCH: *Ellijay Main*

TITLE: *Human Resources Director*

FAVORITE MOVIE: *Christmas Vacation*

FAVORITE SONG: *The Dance*

FAVORITE "SUCCESS" QUOTE:

"Treat others as you would like to be treated."



Cathy's Baked Beans

1 lb. Ground Round
2 lb Van Camps Pork N' Beans
1/2 c. chopped celery
1/2 c. chopped green pepper
1/2 c. chopped onion
garlic or garlic powder to taste
1 can pureed tomatoes
1/2 c. brown sugar
1 Tspn prepared mustard
1/4 c. barbecue sauce
1/2 c. water

Brown, & drain beef. add all ingredients except beans.
- Simmer 15 mins., add beans.
- Pour into casserole dish.
- Bake @ 325 for 60 mins.
- Serve

ELAINE CANTRELL

Sour Dough Bread

EMPLOYEE SINCE: *January 30, 1995*

BRANCH: *Ellijay Main*

TITLE: *Loan Operations Officer*

FAVORITE MOVIE: *To Kill A Mockingbird*

FAVORITE SONG: *Run For The Roses*

FAVORITE "SUCCESS" QUOTE:

"Bloom where you are planted."


Gilmer

Sour Dough Bread

This special bread is simple and well-worth the rising time.

1 cup Sour Dough Starter (see recipe below)
½ cup Crisco Oil
¼ cup sugar
1-1/2 cups warm water
1 tablespoon salt
6 cups Pillsbury Bread Flour (unsifted)

1st Evening
Mix all ingredients and 3 cups flour; then add remaining flour. Place dough mixture into oiled bowl, turn once to oil top side of dough. Cover with towel and leave on counter overnight. (Hint: place bowl on cake rack over heating pad, low setting, if your room is chilly).

Morning
Punch down dough, divide into 3 equal parts. Knead each part on lightly floured paper. Place into 3 oiled loaf pans, brush top with oil. Cover with towel and leave to rise on counter all day. (Use heating pad method if room is chilly).

Evening
Bake on bottom rack in preheated 350° for 30-35 min. Cool slightly before cutting with serrated knife.

Variation – Cinnamon Bread
After kneading, roll out each loaf, brush each with 1/3 cup melted butter; sprinkle with ½ cup sugar and 1 tsp cinnamon. Roll jelly roll style and place in loaf pans to rise. Bake as indicated above.

Sour Dough Starter
3 packages dry yeast
½ cup warm water (105-115 degrees)
1 cup warm water
2/3 cup sugar
3 tablespoons potato flakes

Dissolve yeast in ½ cup warm water. Add 1 cup of warm water, 2/3 cup sugar, and 3 tbs. potato flakes, stir well. Put in a quart canning jar (punch holes in jar lid so pressure can escape). Leave mixture on counter all day, then refrigerate for 2-5 days. To keep your starter "alive" the "feeding process" should be done every 8-10 days. Pour off (or share) one cup starter if not making bread.

When ready to make bread, feed starter with 1 cup warm water, 2/3 cup sugar, and 3 tbs. potato flakes and leave on counter all day or overnight (according to when you want to bake your bread). Use one cup of the starter to make your first batch of bread. The rest goes back into the refrigerator.

Alan May

Mimi's Pound Cake

EMPLOYEE SINCE: *1998*

BRANCH: *Ellijay Main*

TITLE: *President, Gilmer County Bank*

FAVORITE TV SHOW: *Matlock*

FAVORITE SONG: *Amazing Grace*

FAVORITE "SUCCESS" QUOTE:

"Among the things you can give

and still keep are your word,

a smile, and a grateful heart."



Mimi's Pound Cake

2 sticks butter or margarine at room temp.
1/2 cup solid shortening at room temp.
3 cups sugar
5 large eggs
3 cups all purpose flour
1/2 tsp. baking powder
1 Cup milk
1 tsp. vanilla extract
1 tsp lemon extract

Cream butter and shortening. Add sugar, beating until well mixed. Add eggs one at a time. Sift flour and baking powder. Add alternately with milk to creamed mixture. Add flavorings. Pour into a large tube pan which has been greased. Bake in a 325° oven for 1 hour 15 minutes.

WILDA DICKEY

Fruit Pizza

EMPLOYEE SINCE: *February 5, 2002*

BRANCH: *Blue Ridge*

TITLE: *Head Teller*

FAVORITE MOVIE: *Armageddon*

FAVORITE SONG: *Faithfully*

FAVORITE "SUCCESS" QUOTE:

"Yesterday is history,

tomorrow is a mystery,

today is a gift – that is why

they call it the present."



Fruit Pizza

1 - box Duncan Hines Sugar Cookie Mix
1 - 8oz Cream Cheese
1/3 Cup sugar
1/2 tsp Vanilla
Fruit - your choice

Prepare cookie mix are directed and spread in pizza pan. Bake as directed or until golden brown. Cool. Mix cream cheese, sugar and vanilla. Spread over cookie. Slice fruit and arrange over cream cheese mixture.

Fruit Suggestions:

Fourth of July: Strawberries, blueberries and pineapple or banana.

Christmas: Strawberries and Kiwi

SANDI DAVIS

Three-Way Delight Pie

EMPLOYEE SINCE: *June 7, 1999*

BRANCH: *Blue Ridge*

TITLE: *Teller*

FAVORITE MOVIE: *Dirty Dancing*

FAVORITE SONG: *Remember When*

FAVORITE "SUCCESS" QUOTE:

"Failure is only the opportunity to begin again more intelligently."



Three Way Delight Pie

Layer 1 - Crust

1 cup Plain Flour
1 cup Chopped nuts
1 Stick butter or Margarine

Combine Partially Melted butter, flour, dash of Salt, and nuts. Press into 9x12 dish. Bake @ 325 for 25-30 minutes. Cool

Layer 2 - Filling

1 - 8oz pkg Cream Cheese
1 Cup Powdered Sugar
1 cup cool Whip

soften Cream Cheese and mix with Powdered sugar and Cool Whip. Spread over Cold Crust.

Layer 3 - Topping

2 sm boxes instant Chocolate Pudding mix
4 Cups Cold milk

Mix Pudding and milk until thickened. Spread over Cream cheese filling. Top With remainder of Cool Whip, sprinkle With nuts. Keep refrigerated.

Amber McCollum

Blueberry Crunch

EMPLOYEE SINCE: *April, 2003*

BRANCH: *Accounting*

TITLE: *Financial Accounting Asst.*

FAVORITE MOVIE: *Footloose*

FAVORITE SONG: *I Will Survive*

FAVORITE "SUCCESS" QUOTE:

"For the humble and courageous,

the strongest souls are made

from the longest journeys."



Blueberry Crunch

1 small can crushed Pineapples
3 cups Blueberries
3/4 Cups Sugar
1 box Yellow Cake mix
1 stick Margarine
1 cup chopped Pecans
1/4 Cup Sugar

Grease a 9x13 pan and spread pineapples into the bottom of the pan, then blueberries. Sprinkle sugar on blueberries. Sprinkle cake mix on top of the sugar. Melt margarine and pour over cake mix. Top with pecans. For a crunch sprinkle 1/4 cup sugar on top of pecans. Bake at 350 for 35-40 minutes. After cake is baked, cut down through so juice will come to the top.

- From the kitchen of Amber McCollum

Paula McFadden

Bacon Wrapped Water Chestnuts

EMPLOYEE SINCE: *June 12, 2000*

BRANCH: *Operations Center*

TITLE: *Debit Card Manager*

FAVORITE MOVIE: *King Kong*

FAVORITE "SUCCESS" QUOTE:

"Do unto others as you would have them do unto you."


Gilmer

Bacon wrapped Water Chestnuts

INGREDIANTS:

One small can whole Water Chestnuts (Approx. 16 to 18 chestnuts).
Approximately (7) strips of Bacon, Cut each strip into thirds.
Soy Sauce.

Take one-third piece of bacon & wrap around each chestnut & secure with toothpick.
Place in pan & drizzle soy sauce over every chestnut.
Place under broiler for 10 to 15 minutes or until Bacon is cooked.
Remove From Broiler & drizzle remaining soy sauce in pan over cooked chestnuts & serve immediately

Paula McFadden

Willene Wade

Chicken with Lemon-Pepper Pasta

EMPLOYEE SINCE: *December 1, 1998*

BRANCH: *Blairsville*

TITLE: *Receptionist*

FAVORITE MOVIE: *Gone With The Wind*

FAVORITE SONG: *Wind Beneath My Wings*

FAVORITE "SUCCESS" QUOTE:

"When you think, walk, talk and act

like the very best people in your field,

success becomes inevitable."



Chicken With Lemon-Pepper Pasta

8 ounces dried lemon-pepper linguine or penne pasta
1 cup shelled fresh or frozen baby peas
3 tablespoons olive oil
12 ounces skinless, boneless chicken breast halves, cut into thin, bite-size strips
1 medium red onion, cut into thin wedges
1 tablespoon snipped fresh marjoram or 1 teaspoon dried marjoram, crushed
4 cloves garlic, sliced
½ teaspoon salt
1 tablespoon lemon juice

Prepare pasta according to package directions, adding peas during the last minute of cooking. Drain pasta mixture; toss with 1 tablespoon of the olive oil. Set aside.

Meanwhile, in a large skillet heat remaining olive oil over medium heat. Cook chicken, onion, dried marjoram (if using), garlic, and salt in hot oil for 3 to 4 minutes or until chicken is no longer pink, stirring often. Stir in lemon juice. Cook and stir for 1 minute more, scraping up brown bits. Gently toss pasta with chicken mixture and fresh marjoram (if using). Serve immediately.

TRINA PENLAND

Apple Dumplings

EMPLOYEE SINCE: *1997*

BRANCH: *Accounting*

TITLE: *Vice President,*

Financial Accounting

FAVORITE MOVIE: *Rainman*

FAVORITE SONG: *I Can Only Imagine*

FAVORITE "SUCCESS" QUOTE:

"What we see depends mainly on

what we look for."

– Sir John Lubbock


Gilmer
County Bank

Apple Dumplings

1 Pkg Crescent Rolls
2 Large Tart Apples
1/2 Stick butter
3/4 Cup Sugar
1 tsp Cinnamon
6 oz Mountain Dew

Grease a 9x13 pan. Peel and Slice apples into 8 slices each. Cut crescent rolls in half making 16 triangles. Wrap roll around middle of apple slice and put in baking dish. Melt butter and pour over apples. Mix Cinnamon and Sugar & sprinkle over apples. Pour Mountain Dew over apples and bake at 350° for 40-45 min.

LESA BYRD

Baked Dijon Chicken

EMPLOYEE SINCE: *December 1, 1998*

BRANCH: *Blairsville*

TITLE: *CSR*

FAVORITE MOVIE: *The Ten Commandments*

FAVORITE SONG: *Remember Me*

FAVORITE "SUCCESS" QUOTE:

"I can do all things through Christ

who strengthens me."



Prep: 10 min
Cook: 15 min
Servings: 4

Baked Dijon Chicken

- 1/4 cup Dijon mustard
- 1/4 cup Nestle Carnation Evaporated fat free milk
- 1/4 cup plain, dry bread crumbs
- 1/4 cup grated Parmesan cheeze
- 4 (4 oz.) boneless, skinless chicken breast halves

Directions

Preheat oven to 475°F. Spray 13 x 9-inch baking dish with nonstick cooking spray.

Combine mustard and evaporated milk in shallow bowl. Combine bread crumps and cheeze in separate shallow bowl. Dip chicken into mustard mixture, coating both sides, then into bread crumb mixture coating both sides, Place in prepared dish. Bake 15 to 20 minutes or until chicken is golden brown and no longer pink in the center.

Aline Miller

Pineapple Upside Down Cake

EMPLOYEE SINCE: *December 1, 1998*

BRANCH: *Blairsville*

TITLE: *Branch Supervisor, Deposit & Loan Operations*

FAVORITE MOVIE: *It's A Wonderful Life*

FAVORITE SONG: *Rose Colored Glasses*

FAVORITE "SUCCESS" QUOTE:

"There are no secrets to success.

It is the result of preparation,

hard work and learning from failure."



Pineapple Upside Down Cake

1 Yellow cake mix
1 15 oz can pineapple, drained
1 cup brown sugar
1/2 cup butter

Preheat oven to 350

1. Prepare cake per directions
2. Grease sides of round cake pan or large cast iron skillet.
3. Spread butter thickly on bottom of pan.
4. Sprinkle with cup of brown sugar.
5. Arrange pineapples with cherry in each center
6. Spread cake batter evenly over pineapples.
7. Bake 30 or 40 mins until top lightly brown.
8. Allow to stand 5 mins before turning upside down on platter.

TRACIE CLAYTON

Old Time Spoon Rolls

EMPLOYEE SINCE: *March 18, 1997*

BRANCH: *Operations Center*

TITLE: *DPS Lead*

FAVORITE MOVIE: *Steel Magnolias*

FAVORITE SONG: *Unchained Melody*

FAVORITE "SUCCESS" QUOTE:

"Life is like a box of chocolates..."

– Forrest Gump



Old Time Spoon Rolls

1 package dry yeast
1 1/2 sticks margarine, softened
1 egg
2 cups warm water
1/4 cup sugar
4 cups self-Rising flour

Dissolve yeast in lukewarm water. Cream margarine with sugar & egg. Add yeast & water to the mixture, mix in one cup at a time to make a spongy batter. (An electric mixer works fine.) Place in airtight container & refrigerate until ready to use. To bake, preheat oven to 450°, depending upon oven. Place a heapin' tablespoon of the dough into greased muffin pan (I use the Texas muffin pan for HUGE Rolls!) Bake for 10 to 15 minutes. This mixture will keep up to 5 days in the fridge. Enjoy! Also great with grape jelly.

Glenda Taylor

Taco Cheesecake

EMPLOYEE SINCE: *December 1, 1998*

BRANCH: *Blairsville*

TITLE: *Assistant Vice President, Loan Officer*

FAVORITE MOVIE: *You've Got Mail*

FAVORITE SONG: *People Who Need People*

FAVORITE "SUCCESS" QUOTE:

"Let go and let God."



Taco Cheesecake

1 cup crushed Tortilla chips
1 tbs melted butter
1 lb ground beef
1 envelope Taco seasoning mix, divided
2 tbs water
2 8 oz packages cream cheese, softened
2 large eggs
2 cups 8 oz shredded sharp cheddar cheese
1 small container sour cream
2 tbs all–purpose flour
Toppings; Shredded Lettuce, Chopped Tomato, Chopped Green Bell Pepper

Stir together crushed tortilla chips and butter, press into bottom of a 9-inch spring form pan. Bake at 325 for 20 minutes. Cool on wire rack

Cook beef in a large skillet over medium heat, stirring until it crumbles and is no longer pink; drain and pat dry with paper towels. Return beef to skillet. Reserve 1-tsp taco seasoning mix. Stir remaining taco seasoning mix and 2 tbs water into beef. Cook over medium heat, stirring occasionally, 5 minutes or until liquid evaporates.

Beat cream cheese at medium speed with an electric mixer until fluffy, add eggs and reserved 1 tsp taco seasoning mix, beating until blended. Add cheddar cheese; beat until blended

Spread cream cheese mixture evenly over crust and 1 inch up sides of pan. Spoon in beef mixture. Spread cream cheese mixture from around sides of pan over beef mixture, forming a 1-inch border. Combine sour cream and flour, spread over cheesecake.

Bake at 324 for 25 minutes. Cool in pan on a wire rack 10 minutes. Run a knife around edges; release sides. Serve warm with toppings. Store in refrigerator. Yield 12 appetizer servings.

Mia Crowe

Four Cheese Chicken Enchiladas

EMPLOYEE SINCE: *June 24, 2000*

BRANCH: *Blairsville*

TITLE: *Assistant Vice President*

FAVORITE MOVIE: *Night Of The Living Dead*

FAVORITE SONG: *Missing You*

FAVORITE "SUCCESS" QUOTE:

"Don't worry, be happy."



Four Cheese Chicken Enchiladas

8 oz. Cut up chicken breasts
1 Med chopped green pepper
2 tsp Veg. Oil
1 tsp Ground Cumin
8 Flour Tortillas
1 Med onion
1 Garlic cloves minced
1 ½ Cup salsa
2 Cup 4 cheese blend

** Diced Tomatoes, Black Olives, & Green Onions

Cook chicken, green pepper, onion, & garlic over medium heat for 5 minutes. Add some salsa and cumin, cook for 5 minutes. Stirring occasionally, remove from heat; stir in 1 cup cheese. Spoon mixture over each tortilla; roll up and place seam-side down in 11X17 inch baking dish. Spoon remaining salsa over tortillas. Cover with foil and bake at 375 degrees for 20 minutes. Uncover; sprinkle with remaining cheese, let stand for 5 minutes before serving. Garnish with diced tomato, olives, & onions. Serve with sour cream.

ADAM TEAGUE

Steak Marinade

EMPLOYEE SINCE: *February 17, 1995*

BRANCH: *Ellijay Express*

TITLE: *Vice President, Lending*

FAVORITE MOVIE: *Star Wars*

FAVORITE SONG: *The Mississippi Squirrel Revival*

FAVORITE "SUCCESS" QUOT

"Three simple rules:

It's easier to get forgiveness than permission.

Be more confident and ask less questions.

Don't tell me how you killed the giant,

just tell me he's dead!"


MEN
COOKING

STEAK MARINADE

PREP TIME: 15 MINUTES
SERVES: 8 1¼" THICK STE

YOU'LL NEED THE FOLLOWING INGREDIENTS:

- ¼ CUP SHERRY COOKING WINE
- ½ CUP SOY SAUCE
- ¼ TSP MINCED GARLIC
- ⅛ TSP GINGER (GROUND)
- 1 TBLSP SUGAR

MIX ALL INGREDIENTS TOGETHER AND SHAKE WELL. POUR OVER STEAKS AT LEAST ONE HOUR PRIOR TO COOKING. BETTER IF POURED ON STEAKS AND LEFT OVERNIGHT.

Susan Monteith

Chocolate Pie

EMPLOYEE SINCE: *August, 2001*

BRANCH: *Ellijay Main*

TITLE: *Teller*

FAVORITE MOVIE: *Rainman*

FAVORITE SONG: *Open Arms*

FAVORITE "SUCCESS" QUOTE:

"Take care of each other."



Susan's Chocolate Pie

This recipe makes one deep dish crust pie.

1 stick margarine, melted
1½ cups sugar
3 tbsp. cocoa
2 eggs (hand beat)
1 tbsp. vanilla
½ cup evap. milk
dash salt
1 (9 in.) deep dish crust (unbaked)

Combine sugar & cocoa in mixing bowl, blending together well. Add melted margarine, eggs, vanilla, milk & salt. Mix well and pour into unbaked deep dish pie crust.

Bake at 400° for 10 minutes. Reduce heat to 350° and bake for 35-40 min. longer.

* Note: Pie mixture will be soupy.

